December 27, 2013

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4628

Re:                       AerCap Holdings N.V.

Form 20-F for Year Ended December 31, 2012

Filed March 13, 2013

File No. 1-33159

Dear Mr. O’Brien:

Thank you for your letter dated December 20, 2013 setting forth the second round of comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F (File No. 1-33159), filed March 13, 2013, of AerCap Holdings N.V. (the “Company”).

We write to respectfully request a ten business day extension for the Company to respond to comments raised by the Staff in its comment letter dated December 20, 2013.  If the extension is accepted, the Company would provide the requested response by January 22, 2014.

If there is any additional information or materials that we might provide to assist the Staff, please contact me at (212) 530-5431 or pdenaro@milbank.com.  Thank you very much for your consideration of this submission.

Sincerely,

/s/ Paul Denaro
Paul Denaro